Exhibit 99.1

Hailiang Education Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company at US$14.31 per ADS

HANGZHOU, China, December 23, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company" or "We"), an education and management services provider for primary, middle, and high schools in China, today announced that its board of directors (the “Board”) received a preliminary non-binding proposal letter (the “Proposal”), dated December 23, 2021, from Mr. Hailiang Feng, the founder of the Company, to acquire all of the outstanding ordinary shares (the “Shares”) of the Company, including Shares represented by American depositary shares (the “ADSs,” each an ADS representing sixteen ordinary shares), that are not already owned by Mr. Hailiang Feng and his affiliates (the “Buyer”) for a purchase price of US$14.31 per ADS in cash (representing a premium of approximately 25% over the closing price of the Company’s ADSs on December 22, 2021) (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately-held company owned by the Buyer, and the Company’s ADSs would be delisted from the NASDAQ Stock Market. A copy of the Proposal is attached hereto as Exhibit A.

The Company has formed a special committee of the Board, composed of Mr. Ken He, Mr. Xiaohua Gu, and Mr. Xiaofeng Cheng, each an independent and disinterest director, to consider the Proposal and the Proposed Transaction.

The Company cautions that the Board has just received the Proposal and has not made any decisions with respect to the Proposal and the Proposed Transaction. There can be no assurance that the Buyer will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer, or that the Proposed Transaction or any other similar transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Exhibit A

December 23, 2021

The Board of Directors

Hailiang Education Group Inc. (the “Company”)

28/F Hailiang Building, 1508 Binsheng Road

Binjiang District, Hangzhou City

Zhejiang 310051

People’s Republic of China

Dear Sirs:

I, Hailiang Feng, the Founder of the Company, am pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all the outstanding ordinary shares (the “Shares”) of the Company, including all the Shares represented by American depositary shares (“ADS”, each representing sixteen (16) Shares), that are not already owned by me and my affiliates in a going-private transaction (the “Acquisition”), which will result in the delisiting of the ADS of the company from the NASDAQ.

I believe that the Acquisition provides an attractive opportunity to the Company’s shareholders. Our proposed purchase price of US$14.31 per ADS in cash represents a premium of approximately 25% over the closing price of the Company’s ADSs on December 22, 2021.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. My affiliates and I beneficially own approximately 87.28% of all the issued and outstanding Shares of the Company, which represent approximately 87.28% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed. I am confident in our ability to consummate an Acquisition as outlined in this Proposal.

1. Buyer. My affiliates and I will be the purchaser in the Acquisition. As the controlling shareholder of the Company, I am interested only in pursuing the Acquisition and am not interested in selling our Shares or in participating in any other transaction involving the Company.

2. Purchase Price and Acquisition Structure. My proposed consideration payable for the Acquisition is US$14.31 per ADS (the “Offer Price”), in cash. Each ADS represents sixteen (16) Shares. I expect to form a special purpose acquisition vehicle (“Merger Sub”) and implement the Acquisition through a statutory merger under the Cayman Islands company law of the Merger Sub with the Company.

3. Financing. I am confident that I can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. I believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. I will file relevant documents, if any, as required by law. I am sure you will agree that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until I have executed the Definitive Agreements or terminated our discussions.

7. Process. I believe that the Acquisition will provide value to the Company’s shareholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In this regard, I believe it would be in the best interests of the Company for the Board to establish a special committee of independent directors to consider and evaluate this Proposal and the Acquisition.

8. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with the Board and its special committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us.

Sincerely yours,

Hailiang Feng